[STOCKGROUP LOGO]
Stockgroup  Information  Systems  Inc.
500  -  750  West  Pender  Street
Vancouver,  BC  V6C  2T7


July  7,  2003

United  States  Securities  and  Exchange  Commission
Washington,  DC
USA  20549

Attention:     MR.  NEIL  MILLER

Re:  Registration  on  Form  SB-2                   Via fax to:  202-942-9635
     File  No.  333-105735
     Stockgroup  Information  Systems  Inc.

Dear  Sirs/Mesdames:

The writer, being the Chief Financial Officer of Stockgroup Information Systems Inc. (the "Company"), respectfully requests, pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the "Securities Act"), that the Post-Effective Amendment dated June 26, 2003 to the Registration Statement of the Company filed on Form SB-2, and originally filed by the Company on May 30, 2003 (File No. 333-105735) (the "Registration Statement"), be withdrawn effective immediately.

The Post-Effective Amendment in question stated that the Company wished to de-register the shares in the Registration Statement. The Company confirms that it is hereby requesting the withdrawal due to the fact that the Company wishes to leave the Registration Statement effective and continue the registration of the shares.

The Company confirms that no securities of the Company were sold in connection with Post-Effective Amendment being withdrawn.

Our  detailed  Company  information  is  as  follows:

STOCKGROUP  INFORMATION  SYSTEMS  INC.
SIC#  7389
IRS  #  84-1379282
CUSIP  #861273  100
CIK  #0001054097

Thank  you  for  your  time  and  assistance.

Sincerely,

STOCKGROUP  INFORMATION  SYSTEMS  INC.
Per:

/s/  David  Gillard

David  Gillard,  CGA
Chief  Financial  Officer
Secretary  and  Treasurer


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